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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER: 0-21932
                                                      CUSIP NUMBER: 129905 10 5

(CHECK ONE):  / /Form 10-K / /Form 11-K / /Form 20-F /X/Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 1996
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
                   CALIFORNIA CULINARY ACADEMY, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
                       625 Polk Street
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City, State and Zip Code
                   San Francisco, California 94102
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PART II -- RULES 12b-25(b) AND (c)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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/ X /  (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       Not Applicable
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Registrant will be unable to timely file its Quarterly Report on Form 10-QSB for the quarter ended December 31, 1996 because Registrant's limited accounting staff has been required to devote substantial attention to other financial and accounting matters while attempting to finalize the Quarterly Report. Registrant will file its Form 10-QSB promptly upon completion of the review by its outside professionals and in no event beyond the applicable extension period.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Robert A. Stoffregen             415                 771-3536
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                     CALIFORNIA CULINARY ACADEMY, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    Date  February 12, 1997.                       By /s/ Robert A. Stoffregen
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                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                        CALIFORNIA CULINARY ACADEMY, INC.
                                   FORM 12b-25
                             Dated February 12, 1996

QUESTION (3), PART IV EXPLANATION

     The Registrant's statement of operations for the quarter ended December 31, 1996 reflects profit compared to a modest profit in the quarter ended December 31, 1995; and a profit for the six months ended December 31, 1996 compared to a loss in the same period from the prior year. The Registrant reported net income of $126,000, or $0.04 per share for the quarter ended December 31, 1996, compared to a net income of $4,000 for the same period in the prior year, an improvement of $122,000. The Registrant reported net income of $171,000 or $0.05 per share for the six months ended December 31, 1996 compared to a net of loss of $(420,000) or $(0.13) per share for the same period from the prior year, an improvement of $591,000.